December 5, 2007

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:                             Xcel Energy Inc., File No. 1-03034

Southwestern Public Service Co., File No. 1-03789

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 23, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Northern States Power Co. (Minnesota), File No. 1-31387

Northern States Power Co. (Wisconsin), File No. 1-03140

Public Service Company of Colorado, File No. 1-03280

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

Dear Mr. Allegretto:

Reference is made to your letter to Mr. Richard C. Kelly, dated Oct. 30, 2007, in which you transmitted comments of the Staff of the Division of Corporation Finance with respect to the above filings (the “Staff Comment Letter”).  This letter is submitted on behalf of Xcel Energy Inc. (“Xcel Energy”), Southwestern Public Service Company (“SPS”), Northern States Power Co. (Minnesota) (“NSP-Minnesota”), Northern States Power Co. (Wisconsin) (“NSP-Wisconsin”) and Public Service Company of Colorado (“PSCo”) (collectively, “the Companies”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

Xcel Energy Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 3. Discontinued Operations, page 9

1.                We have reviewed your response to comment 16 in our letter dated August 21, 2007 and your Form 8-K filed on August 8, 2007 that updates the historical financial information of your December 31, 2006 Form 10-K to present PSRI as a discontinued operation.  Please explain to us the nature of each line item in your Summarized Financial Results of Discontinued Operations.  Please also tell us in sufficient detail why PSRI’s tax benefits exceeded the related operating expenses for at least each of the last five fiscal years.  In this regard, an overview of how PSRI’s results are reflected in the consolidated financial statements may be helpful to our overall understanding.  Tell us whether there will be any future impact to results of operations relating to the settlement.  If so, please explain the scenario in which future charges relating to discontinued operation could occur.  We may have further comment.

Response:

What is the nature of each line item in your Summarized Financial Results of Discontinued Operations?

The following tables show the nature of each line item in the Summarized Financial Results of Discontinued Operations and the classification of the amounts prior to recording PSRI as discontinued operations:

		Utility
(thousands of dollars)	PSRI	Segments	All Other	Total

Three months ended Sept. 30, 2007
Operating revenues	$—	$—	$—	$—
Operating expense (income), interest and other income, net:
Other operating and maintenance expenses - utility (1)	922	—	(100)	822
Taxes (other than income taxes) (2)	2	—	4	6
Interest income(3)	(335)	—	(180)	(515)
Change in cash surrender value and death proceeds (4)	(27,023)	—	—	(27,023)
Interest expense (4)	30,804	—	—	30,804
Interest charges (5)	19	—	—	19
Interest and penalties on COLI settlement (6)	2,190	—	—	2,190
Other non-operating expenses	—	—	(896)	(896)
Pretax (loss) income from discontinued operations	(6,579)	—	1,172	(5,407)
Income tax expense (benefit)	(11,851)	(79)	1,154	(10,776)
Net income (loss) from discontinued operations	$5,272	$79	$18	$5,369

		Utility
(thousands of dollars)	PSRI	Segments	All Other	Total

Three months ended Sept. 30, 2006
Operating revenues	$—	$—	$1,374	$1,374
Operating expense (income), interest and other income, net:	—
Other operating and maintenance expenses - utility (1)	1,138	—	1,878	3,016
Taxes (other than income taxes) (2)	1	—	1,142	1,143
Interest income (3)	(138)	—	(693)	(831)
Change in cash surrender value and death proceeds (4)	(24,736)	—	—	(24,736)
Interest expense (4)	28,306	—	—	28,306
Other non-operating expenses	—	—	256	256
Pretax loss from discontinued operations	(4,571)	—	(1,209)	(5,780)
Income tax benefit	(14,898)	(1,068)	(428)	(16,394)
Net income (loss) from discontinued operations	$10,327	$1,068	$(781)	$10,614

		Utility
(thousands of dollars)	PSRI	Segments	All Other	Total

Nine months ended Sept. 30, 2007
Operating revenues	$—	$—	$36	$36
Operating expense (income), interest and other income, net:
Other operating and maintenance expenses - utility (1)	3,151	—	128	3,279
Taxes (other than income taxes) (2)	5	—	14	19
Interest income(3)	(703)	—	(936)	(1,639)
Change in cash surrender value and death proceeds (4)	(80,075)	—	—	(80,075)
Interest expense (4)	93,111	—	—	93,111
Interest charges (5)	20	—	—	20
Interest and penalties on COLI settlement (6)	43,401	—	—	43,401
Other non-operating expenses	—	—	(2,177)	(2,177)
Pretax (loss) income from discontinued operations	(58,910)	—	3,007	(55,903)
Income tax expense (benefit)	(19,332)	(81)	712	(18,701)
Net income (loss) from discontinued operations	$(39,578)	$81	$2,295	$(37,202)

		Utility
(thousands of dollars)	PSRI	Segments	All Other	Total

Nine months ended Sept. 30, 2006
Operating revenues	$—	$—	$6,212	$6,212
Operating expense (income), interest and other income, net:				—
Other operating and maintenance expenses - utility (1)	3,232		8,812	12,044
Taxes (other than income taxes) (2)	4		459	463
Interest income (3)	(284)		(659)	(943)
Change in cash surrender value and death proceeds (4)	(72,178)	—	—	(72,178)
Interest expense (4)	85,750	—	—	85,750
Other non-operating expenses	—	(18)	136	118
Pretax (loss) income from discontinued operations	(16,524)	18	(2,536)	(19,042)
Income tax benefit	(33,390)	(2,233)	(2,397)	(38,020)
Net income (loss) from discontinued operations	$16,866	$2,251	$(139)	$18,978

Consolidated Statement of Income Classification of Amounts Pre-Discountinued Operations:

(1) Classified in Other operating and maintenace - utlity

(2) Classified in Taxes (other than income taxes)

(3) Classified in Interest and other income, net

(4) Classified in Interest and other income, net in accordance with FASB Technical Bulletin 85-4

(5) Classified in Interest charges

(6) Amount was not recorded in consolidated statement of income prior to PSRI discontinued operations

Utility Segments

Cheyenne Light, Fuel and Power Company (Cheyenne), which was sold in 2005, had an impact on Xcel Energy’s financial statements in 2006 and 2007 relating to tax adjustments.

All Other

All other includes activities related to our nonregulated subsidiaries including: Seren Innovations Inc., NRG Energy, Inc., e prime, Xcel Energy International, Utility Engineering, and Quixx.  The assets of the subsidiary or the entire subsidiary were divested in 2006 or earlier.  The activity in these entities is due to completion of final disposition or dissolution.

Why do PSRI’s tax benefits exceed the related operating expenses for at least each of the last five fiscal years?

On Sept. 30, 2007, PSRI’s corporate-owned life insurance (COLI) program consisted of approximately 1,800 leveraged whole life policies.  At inception in the mid-1980s, the program consisted of over 2,400 policies.  Each year, the operating income of the program, for financial reporting purposes, has consisted principally of changes in the cash surrender value of the policies and death proceeds.   For tax purposes; however, these “whole life policies” are a tax-advantaged investment and this income has been and is currently non-taxable.  The operating expenses of the program, with the exception of premiums, have been tax-deductible, including interest, the largest element of expense.  Accordingly, for tax purposes, the expenses exceed income resulting in an overall loss that has produced a tax benefit.  This annual tax benefit, which is permanent, has exceeded the related operating expense (i.e., the pre-tax income of the program) reported for financial statement purposes, as noted, for each of the last five years.

How are PSRI’s results reflected in the consolidated financial statements?

Prior to PSRI being classified as discontinued operations, the results of PSRI were reported in the following line items of Xcel Energy’s consolidated income statement: other operating and maintenance expenses, taxes (other than income taxes); interest and other income, net, interest charges and income tax expense. In accordance with FASB Technical Bulletin 85-4, PSRI records the change in the cash surrender value during the period as an adjustment of the premiums paid in determining the expense or income to be recognized under the contract for the period.

Will there be any future impact to results of operations relating to the settlement?  If so, please explain the scenario in which future charges relating to discontinued operation could occur.

As part of the COLI settlement with the United States government, Xcel Energy surrendered the policies as of Oct. 31, 2007.  There may be future discontinued operations earnings impacts due to the lag in the receipt of death proceeds subsequent to the October 31, 2007 policy surrender, potential review of the program’s state tax consequences, the disposition of legal proceedings associated with the program and the final wind-down activities of the subsidiary.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller